UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I Registrant Information

Crumbs Bake Shop, Inc.
Full Name of Registrant

Former Name if Applicable

110 West 40th Street, Suite 2100
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by Crumbs Bake Shop, Inc. (the “Registrant”) in its Current Report on Form 8-K filed on February 13, 2013, the Audit Committee of the Registrant’s Board of Directors concluded, after consulting with management and the Registrant’s independent registered public accounting firm, that the Registrant’s common stock purchase warrants must be accounted for as a derivative liability rather than as a component of equity. This determination resulted in the Registrant needing to restate its consolidated financial statements for the year ended December 31, 2011, as included in the Registrant’s Annual Report on Form 10-K for the year then ended, and its consolidated financial statements for each of the quarters ended September 30, 2012, June 30, 2012, March 31, 2012, September 30, 2011 and June 30, 2011, as included in the Registrant’s Quarterly Reports on Form 10-Q for those quarters (collectively, the “Prior Financial Statements”).

The need to restate each of the Prior Financial Statements occurred during the same period in which the Registrant needed to complete its internal year-end review procedures for 2012, update its disclosures to reflect the restated financial statements and finalize the Registrant’s audited consolidated financial statements for the year ended December 31, 2012 to be included in the Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”). Due to the timing of these matters and the number of Prior Financial Statements to be restated, and because the audited consolidated financial statements for the year ended December 31, 2012 could not be finalized until after the restatement of each of the Prior Financial Statements, the Registrant was not able to file the Annual Report by its due date (April 1, 2013) without unreasonable effort or expense.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

John D. Ireland, Senior Vice President & CFO	410	673-1220
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

The restatement of the audited consolidated financial statements for the year ended December 31, 2011 included in the Prior Financial Statements will result in a significant change in the results of operations that will carry forward and affect the audited consolidated financial statements for the year ended December 31, 2012.

The Registrant anticipates that its consolidated statement of operations for the year ended December 31, 2012 to be included in the Annual Report will reflect: (i) a $272,815 change in the fair value of the warrant liability, from $654,756 (restated) at December 31, 2011 (reported as $0 in the Prior Financial Statements) to $381,941 at December 31, 2012, compared to a change in the fair value of the warrant liability of approximately $3.7 million (restated) for the year ended December 31, 2011; (ii) a net loss attributable to controlling and non-controlling interest of approximately $10.3 million for the year ended December 31, 2012, compared to approximately $2.5 million (restated) for the year ended December 31, 2011 (reported as approximately $6.3 million in the Prior Financial Statements); (iii) net income attributable to non-controlling interest of approximately $2.7 million for the year ended December 31, 2012, compared to approximately $1.1 million (restated) for the year ended December 31, 2011 (reported as approximately $2.6 million in the Prior Financial Statements); (iv) a net loss attributable to stockholders of approximately $7.7 million, compared to approximately $1.5 million (restated) for the year ended December 31, 2011 (reported as approximately $3.7 million in the Prior Financial Statements); and (v) basic and diluted net loss per common share of $1.12, compared to $0.27 (restated) for the year ended December 31, 2011 (reported as $0.66 in the Prior Financial Statements).

The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Annual Report to which this Form 12b-25 relates.

Crumbs Bake Shop, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ John D. Ireland
John D. Ireland
Senior Vice President & CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3